Exhibit 99.1

Date: November 8, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Results of Scheme Meetings

Melbourne, Australia, November 8, 2023 – Incannex Healthcare Limited (Nasdaq: IXHL) (ASX: IHL), (‘Incannex’ or the ‘Company’) a clinical-stage pharmaceutical company developing unique medicinal cannabinoid pharmaceutical products and psychedelic medicine therapies for unmet medical needs, is pleased to provide the following update on the status of its proposed re-domiciliation from Australia to the United States.

Incannex shareholders and option holders have today approved, by the requisite majorities, the proposed schemes of arrangement between Incannex and its shareholders (Share Scheme) and Incannex and its option holders (Option Scheme and collectively with the Share Scheme, the Schemes) pursuant to which it is proposed that Incannex Healthcare Inc. (Incannex US) will become the new parent entity of the Incannex group, as previously announced by Incannex to ASX on 10 July 2023.

Voting Results

In summary:

●	for the Share Scheme:

o	99.55% of the votes cast by Incannex shareholders were in favour of the Share Scheme; and

o	94.91% of Incannex shareholders present and voting (in person or by proxy, attorney or corporate representative) voted in favour of the Share Scheme; and

●	for the Option Scheme:

o	99.95% of the votes (determined by reference to the value of the options) cast by Incannex option holders were in favour of the Option Scheme; and

o	96.50% of Incannex option holders present and voting (in person or by proxy, attorney or corporate representative) voted in favour of the Option Scheme.

In accordance with ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001 (Cth), a detailed report of the proxies received, and votes cast on the resolutions to approve the Schemes is included as Appendix 1 to this announcement.

Next Steps

Although Incannex shareholder and optionholder approval has been obtained, the Schemes remain subject to a number of customary conditions detailed in the Scheme Implementation Deed (a full copy of which is included as Annexure B to the Scheme Booklet, which is available on the ASX website at www.asx.com.au and on Incannex’s website at https://www.incannex.com/), including:

●	the Federal Court of Australia approving the Schemes at a hearing currently scheduled to occur at 10:15am (Melbourne time) on Thursday, 16 November 2023 (Second Court Hearing);

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: November 8, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Notice of Second Court Hearing Date

●	the independent expert not withdrawing or adversely modifying its conclusion that the Share Scheme is in the best interest of Incannex shareholders and that the Option Scheme is in the best interest of Incannex option holders; and

●	the satisfaction or waiver of any remaining conditions prior to the Second Court Hearing.

Subject to these remaining conditions being satisfied or waived, implementation of the Schemes is expected to occur on or about Tuesday, 28 November 2023 (see the indicative timetable below).

The Second Court Hearing is currently scheduled to occur at 10:15am (Melbourne time) on Thursday, 16 November 2023 at the Federal Court of Australia (Victoria Registry) by web conference (using Microsoft Teams). Further details regarding the Second Court Hearing are included as Appendix 2 to this announcement.

Indicative Timetable

The key dates and times for the Schemes are as follows:

Second Court Hearing for approval of the Schemes	16 November 2023 at 10:15am (Melbourne time)
Effective date of the Schemes	17 November 2023
Last date of trading of Incannex shares on ASX	17 November 2023
Record date for determining entitlements to the Share Scheme consideration and the Option Scheme consideration	7:00pm (Melbourne time) on 21 November 2023
Implementation date for the Schemes	28 November 2023
Delisting of Incannex from the official list of ASX	29 November 2023
Admission of Incannex US on Nasdaq	29 November 2023
First day of quotation of Incannex US shares on Nasdaq	Expected to commence promptly following the Implementation Date

Note: All stated dates and times are indicative only. The actual timetable will depend on many factors outside the control of Incannex and Incannex US, including the Court approval process and the satisfaction or waiver of the conditions precedent to the completion of the Schemes by each of Incannex and Incannex US. Any changes to the above timetable will be announced to ASX and Nasdaq and will be available on Incannex’s website at https://www.incannex.com/.

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: November 8, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Further Information

If you have any questions in relation to the Schemes, please contact the Incannex Schemes Information Line on 1300 429 179 (within Australia) or +61 2 7208 4522 (outside Australia) Monday to Friday between 8:30am and 7:00pm (Melbourne time).

This announcement has been approved for release to ASX by the Incannex Board of Directors.

END

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. The Company holds 19 granted patents and 29 pending patents. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and also has American Depository Shares listed on NASDAQ under code “IXHL”.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex’s views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex’s views as of any date after the date of this press release.

Contact Information

Incannex Healthcare Limited Mr Joel Latham Managing Director and Chief Executive Officer +61 409 840 786 joel@incannex.com.au	Investor Relations Contact – United States Alyssa Factor Edison Group +1 (860) 573 9637 afactor@edisongroup.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: November 8, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Appendix 1: Results of Scheme Meetings

Share Scheme Meeting

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Date: November 8, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Option Scheme Meeting

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Date: November 8, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Appendix 2: Notice of Second Court Hearing

NOTICE OF SECOND COURT HEARING

Incannex Healthcare Limited ACN 096 635 246 (Incannex) refers to the proposed scheme of arrangement between Incannex and its shareholders (Share Scheme) and the proposed scheme of arrangement between Incannex and its option holders (Option Scheme), pursuant to which it is proposed that Incannex Healthcare Inc. (Incannex US) will become the new parent entity of the Incannex group, as previously announced by Incannex to ASX on 10 July 2023.

Incannex shareholders and option holders should take notice that at 10:15am (Melbourne time) on Thursday, 16 November 2023, the Federal Court of Australia (Victoria Registry) by web conference (using Microsoft Teams) will hear an application by Incannex seeking the approval of the Share Scheme and the Option Scheme (Second Court Hearing).

If you wish to oppose the approval of the Share Scheme or the Option Scheme (as relevant to you) at the Second Court Hearing, you must file and serve on Incannex a notice of appearance in the prescribed form, together with any affidavit on which you wish to rely at the Second Court Hearing. The notice of appearance and any affidavit must be served on Incannex at its address for service at least one day before the Second Court Hearing. The address for service of Incannex is Thomson Geer Lawyers, Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000 (Attention: David Schiavello).

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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